NYMEX and CME Group:
A Compelling Transaction
July 30 - 31, 2008
Filed by CME Group Inc. pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.
Subject Company: NYMEX Holdings, Inc.
Subject Company’s Commission File No.: 001-33149

Discussion of Forward-Looking Statements
NOTE: Unless otherwise noted, all references to CME Group volume, open interest and rate per contract information in the text of this document exclude CME Group’s non-traditional TRAKRS products, for which CME Group receives significantly lower clearing fees of less than one cent per contract on average, as well as CME Group Auction Markets™
products and Swapstream
®
products. Unless otherwise noted, all year, quarter and month to date volume is through 07/23/08.
This presentation may contain forward-looking information regarding CME Group Inc. (“CME Group”) and NYMEX Holdings, Inc. (“NYMEX Holdings”) and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation
Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME Group and NYMEX Holdings, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME Group’s and NYMEX Holdings’ management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; the proposed transaction may not be consummated on the proposed terms and schedule; uncertainty of the expected financial performance of CME Group following completion of the proposed transaction; CME
Group may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected; the integration of NYMEX Holdings with CME Group’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.
For more information regarding other related risks, see Item 1A of CME Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Item 1A of
NYMEX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and additional updates to these risks contained in our Quarterly reports. Copies of said 10-Ks and 10-Qs are available online at http://www.sec.gov/ or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except for any obligation to disclose material information under the Federal securities laws, CME Group and NYMEX Holdings undertake no obligation to release publicly any revisions to any forward- looking statements to reflect events or circumstances after the date of this presentation.
Important Merger Information
In connection with the merger transaction involving CME Group and NYMEX Holdings, CME Group has filed a registration statement on Form S-4 with the Securities and
Exchange Commission (“SEC”) on July 21, 2008 containing a definitive joint proxy statement/prospectus. This presentation is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME Group and NYMEX Holdings have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by CME Group or NYMEX Holdings because they contain or will contain important information about the proposed transaction. The definitive prospectus/proxy statement and other documents filed or to be filed by CME Group with the SEC are or will be available free of charge at the SEC’s Web site ( http://www.sec.gov/ ) or from CME Group Inc., Attention: Shareholder Relations, 20 S. Wacker Drive, Chicago, Illinois 60606 , (312) 930-
1000 or NYMEX Holdings, Inc., Attention: Investor Relations, at One North End Avenue, World Financial Center, New York, New York 10282, (212) 299-2000.
CME Group and NYMEX Holdings and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CME Group and NYMEX Holdings shareholders in respect of the proposed transaction. Information regarding CME Group and NYMEX Holdings'
directors and executive officers is available in their respective proxy statements for their 2008 annual meeting of stockholders. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
SM

NYMEX Transaction Terms
•
NYMEX shareholders will receive consideration equal to .1323 shares of CME Group Class A common stock and $36 in cash for each share of NYMEX common stock outstanding
•
Total consideration equal to approximately 12.5M shares of CME
Group Class A common stock and cash of $3.4B.
•
CME can choose to increase cash amount if more than $3.4B of cash is elected by NYMEX shareholders under certain
circumstances
•
NYMEX shareholders can elect to receive either CME Group
Class A common stock or cash for each share of NYMEX
common stock, subject to proration rules
•
NYMEX shareholders will hold approximately 18.6% of the
combined company

Commitments to NYMEX Members: Trading Rights
•
Consideration increased from $612,000 to $750,000 per
membership right
•
NYMEX members retain membership rights for trading, floor
brokerage and leasing; all other rights, including revenue
sharing, eliminated
•
CME Group will maintain account-based trading rules and Clearing
Member membership requirements
•
Charter limits Class A memberships to 816
•
CME Group will maintain NYMEX seat market

Commitments to NYMEX Members: Trading Floor
CME Group will maintain NYMEX open outcry trading facilities in
New York City
•
Through 2012 in current location, or in an alternate location in NYC if the occupancy agreement is terminated, regardless of profitability
•
Thereafter, in NYC, so long as the following revenue and profitability tests are both met:
–
Total NYMEX trading floor revenue for any two consecutive quarters is greater than one quarter of NYMEX trading floor revenues in 2007 (based on the average of all four quarters for 2007); and
–
The NYMEX Trading Floor after-tax profit margin for such  two consecutive quarters must be greater than one-half of the after-tax profit margin for CME Group.
•
If a NYMEX trading pit is closed, it will not be reopened in Chicago for at least 18 months, if a majority of NYMEX Class A members oppose the move.

Commitments to NYMEX Members: Pricing
CME Group will maintain a differential in NYMEX member/non-
member pricing
•
So long as a differential exists for CME or CBOT members in CME or CBOT products
•
For several decades, CME/CBOT have offered steep differentiation, ensuring the lowest fees for members, liquidity providers and high volume traders
•
A large number of CME’s products have differentials well in excess of
NYMEX’s average differential
•
CME and CBOT member pricing has not increased significantly in the last 10 years, despite demutualizations, IPOs and merger activity
CME Group expects to maintain existing NYMEX member
pricing for foreseeable future
•
CME Group reserves the right to make changes to ensure strong business performance, including deep liquidity and a strong competitive position

CME Group/NYMEX - Compelling Transaction
• Creates the world’s largest and most diverse derivatives
exchange and clearing organization
• Expands NYMEX growth by leveraging CME Group’s
global capabilities
•
Marketing & Sales
•
Distribution
•
Customer relationships
• Extends OTC strategy across all asset classes
• Creates significant customer, member and clearing
member operational efficiencies and cost savings
Strategically
Attractive
• $60 million in expected expense synergies
• Significant potential revenue/growth synergies
• Expected to be accretive on a GAAP basis
within 12-18 months post close
• Enhances operating scale advantages
Financially
Compelling

0
5
10
15
CME Group ADV by Year
CME Group Has Maintained Consistent
Annual Volume Growth
(contracts in millions)
6.8
5.5
2006 2001
2003 2004 2005
4.3
3.6
2.7
8.6
11.0
2002 2007
6-Yr CAGR
27%
12.3
2008
YTD
through
7/23/08
Annual
Growth Rates
2002
2003
2004
2005
2006
2007
2008YTD
vs. 2007
YTD
+33%
+20%
+29%
+25%
+25%
+28%
+20%

CME Group Is Well Positioned for Future Growth
•
Continued strong secular growth trends
•
Continued strong core business growth
•
Continued global expansion
•
Multiple long-term non-core growth opportunities

Major Global Asset Pools 2008
($ in trillions)
Continued Strong Secular Growth Trends
0.0 5.0 10.0 15.0 20.0 25.0
Private Equity
Hedge Fund Industry
SWFs/DMAs
Global FX Reserves
Insurance Assets
Mutual Funds
Pension Funds
1.  Estimates are for 2008 average assets.  Sources include:  “The New Power Brokers”, McKinsey Global
Institute; IMF: Lehman Brothers Analysis
0.8
2.5
1.8
•
Growing investor
sophistication
•
Greater need for risk
management
•
Compelling value proposition
compared to OTC
•
Capital efficiencies
•
Reduces counterparty risk
•
Growth in sovereign wealth
funds, Asian central banks
and other global customers
6.2
20.5
20.8
22.7
Sovereign Wealth Funds and similar diversified
reserves are already at $2.5T and growing rapidly
International Monetary Fund recently estimated
that the $2.5T would quadruple to $10T by 2012
1

Continued Strong Core Business Growth
•
Continued product and technology innovation
•
Continued migration/ electronification and growth  in
algorithmic trading
•
Cross-selling across CME/CBOT/NYMEX product suites,
customer bases and covered geographies

Continued Global Expansion
•
Significant emphasis on building out sales, business and product development functions
•
Emphasis on global emerging market products (currencies,
commodities and indexes)
•
Pursuing strategic partnerships with BRICK (Brazil, Russia, India,
China, Korea) players
Six telecommunications hubs in Amsterdam, Dublin, London,
Milan, Paris, Singapore
New hubs planned in Seoul, Sao Paulo and Shanghai
CME Globex
access from
over 80
countries

FXMarketSpace™
a Reuters / CME Company

swapstream
A CME Group Company

cma

CME Group
A CME/Chicago Board of Trade Company

Multiple Long-Term, Non-Core Growth Opportunities
Together, CME Group and NYMEX will have
OTC growth opportunities in all major asset classes
Interest Rates
FX
Commodities Energy
Credit
•Acquired in March 2008
•Provides credit derivatives market data
•Connected to 250 active market
participants
•CME Cleared Swaps to
launch in September 2008
•Provides for the clearing of futures
trades executed off-exchange
•Offers clearing for nearly 400 energy
and metals futures and options contracts
•Centrally cleared, global, over-
the-counter marketplace for
cash trading of currencies
•Filed a petition with the CFTC for approval to
clear agricultural commodity swaps

NYMEX and CME Group: A Compelling Transaction July 30 - 31, 2008